EXHIBIT 99.1
27 July 2021

National Grid plc ('National Grid' or 'the Company')
Board Committee Changes

Following the announcements on 10 June 2021 and 6 July 2021 to appoint Ian Livingston, Tony Wood and Martha B. Wyrsch to the National Grid Board as Non-executive Directors, the Board has taken the opportunity to review and refresh its Committee memberships.

With effect from 1 September 2021, the Board Committees and its memberships will be as follows:
Audit & Risk Committee (previously Audit):
Liz Hewitt (Chair), Jonathan Silver, Therese Esperdy, Amanda Mesler, Ian Livingston

Finance Committee:
Therese Esperdy (Chair), Andy Agg, John Pettigrew, Jonathan Dawson, Liz Hewitt,
Mark Williamson

People & Governance Committee (previously Nominations):
Paula Rosput Reynolds (Chair), Therese Esperdy, Jonathan Silver, Earl Shipp, Tony Wood

Remuneration Committee:
Jonathan Dawson (Chair), Mark Williamson, Ian Livingston, Amanda Mesler,
Martha B. Wyrsch

Safety & Sustainability Committee (previously Safety, Environment and Health):
Earl Shipp (Chair), Tony Wood, Martha B. Wyrsch, Mark Williamson

This announcement is made in accordance with Listing Rule 9.6.11.

CONTACTS
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Nick Ashworth                   +44 (0) 7814 355590

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